P.E. 1/1/02

1-14000

02012669

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 Under
The Securities Exchange Act of 1934

For the month of January 2002

GUCCI GROUP N.V.
(Translation of registrant's name into English)

Rembrandt Tower Amsteplein 1
1096 HA Amsterdam
The Netherlands
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F _X_ Form 40-F ___

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ___ No _X_

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):]

Exhibit

Exhibit 1 -	Information Circular, dated January 31, 2002, of Gucci Group N.V. and Pinault-Printemps-Redoute S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

GUCCI GROUP N.V.

Dated: January 31, 2002

By: _______________________
Name: Robert S. Singer
Title: Chief Financial Officer

EXHIBIT 1

GUCCI GROUP N.V.
Rembrandt Tower
Amstelplein 1
1096 HA Amsterdam
The Netherlands

PINAULT-PRINTEMPS-REDOUTE S.A.
18, Place Henri Bergson
75381 Paris
France Cedex 08

INFORMATION CIRCULAR
dated January 31, 2002

This Information Circular provides information regarding the settlement entered into by Gucci, PPR and LVMH (each as defined herein) and is neither an offer of, nor an offer to purchase, nor a solicitation of an offer to sell Common Shares (as defined herein). The Offer (as defined herein and to be made in 2004) will be made only by the Offer Document (as defined herein) and any related documents or amendments or supplements thereto. The Offer will not be made to (nor will tenders be accepted from or on behalf of) holders of Common Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. However, PPR may, in its discretion, take such actions as it may deem necessary to make the Offer in any jurisdiction and extend the Offer to holders of Common Shares in such jurisdiction.

Investors and security holders are strongly advised to read the Offer Document when it becomes available in 2004 regarding the offer to purchase Common Shares referred to herein because it will contain important information. Investors and security holders are further advised to seek independent investment advice from their respective stockbroker, solicitor, accountant or other professional adviser.

Questions and requests for assistance and copies of the documents referred to herein may be directed to PPR or to Gucci at their respective addresses and telephone numbers set forth below. The description of the documents referred to herein is qualified in its entirety by reference to the documents themselves, each of which is available at the offices of Gucci in Amsterdam or the offices of PPR in Paris, as applicable. In addition, the Settlement Documents (as defined herein) are available through Gucci's website, www.guccigroup.com.

GUCCI GROUP N.V. Rembrandt Tower Amstelplein 1 1096 HA Amsterdam The Netherlands Phone: 31 20 462 1700 www.guccigroup.com	**PINAULT-PRINTEMPS-REDOUTE S.A.** 18, Place Henri Bergson 75381 Paris France Cedex 08 Phone: 33 1 44 90 63 23 www.pprpress.com

TABLE OF CONTENTS

		Page
1.	**Background to the Settlement**	**1**
(a)	LVMH Purchases.	1
(b)	The Employee Stock Ownership Plan.	1
(c)	Gucci/PPR Strategic Alliance	2
(d)	Litigation.	3
(e)	Settlement Negotiations	4
2.	**The Settlement**	**5**
(a)	Settlement and Stock Purchase Agreement.	5
(b)	Amended and Restated Strategic Investment Agreement.	9
(c)	Letter of Credit.	12
3.	**Certain Pertinent Information with respect to PPR.**	**13**
(a)	Business Description.	13
(b)	PPR Financial Information.	15
(c)	Statement of PPR's Auditors.	16
(d)	PPR 2001 Results.	16
(e)	PPR Price Range of Shares	17
(f)	Major Shareholders of PPR.	17
4.	**Certain Pertinent Information with respect to Gucci**	**18**
(a)	Business Description	18
(b)	Gucci Financial Information	21
(c)	Auditor's Report.	22
(d)	Gucci Price Range of Shares.	22
(e)	Major Shareholders of Gucci	23
5.	**Availability of Additional Information; Applicability of Dutch Public Offer Rules**	**23**
(a)	Financial Reporting.	23
(b)	Applicability of Dutch Public Offer Rules.	23
	PPR Press Release dated January 22, 2002	Annex A

1. Background to the Settlement.

(a) LVMH Purchases.

On January 6, 1999, the Gucci Group N.V. (the "Company" or "Gucci") was notified by LVMH Moët Hennessy – Louis Vuitton S.A. ("LVMH") that LVMH had become the beneficial owner of more than 5% of the Company's then outstanding common shares, nominal value NLG 2.23 per share (the "Common Shares"). LVMH competes directly with Gucci, particularly through its Louis Vuitton subsidiary, which offers luxury luggage, leather goods, shoes and ready-to-wear apparel. Between January 5 and January 22, 1999, LVMH acquired 17,317,685 Common Shares in open market purchases and privately negotiated transactions, bringing its total shareholding in the Company to 34.4% of the Common Shares outstanding at that time. These purchases were not solicited by the Company nor was the Company informed in advance of LVMH's actions.

Over a period of several weeks, the Company held discussions with LVMH and repeatedly stressed that the situation created by LVMH's unsolicited stake-building made it necessary for LVMH either to launch a bid at a fair price for all Common Shares, or to negotiate clear and enforceable measures to safeguard the independence of the Company, protect the interests of the other stakeholders in the Company and assure the non-interference by LVMH. Negotiations between LVMH and the Company did not result in an agreement that would either protect the investment of the remaining shareholders or assure the independence of the Company and non-interference by LVMH. Accordingly, on February 17, 1999, the Gucci Supervisory Board (the "Supervisory Board") approved the establishment of an Employee Stock Ownership Plan (the "ESOP") to secure the Company's independence and to protect the interests of employees and other stakeholders in the Company.

(b) The Employee Stock Ownership Plan.

On February 18, 1999, the Company implemented the ESOP and granted an option to purchase up to approximately 37 million new Common Shares to the subsidiary of a special purpose employee trust (the "Employee Trust") organised for the benefit of the employees of the Company and its subsidiaries. A portion of the option was immediately exercised, releasing to the Employee Trust 20,154,985 new Common Shares (an amount equal to the number of Common Shares then beneficially owned by LVMH). The Common Shares were issued in exchange for a note (the "ESOP Note"), were not allowed to be sold to third parties and were callable by the Company under certain circumstances in exchange for cancellation of the ESOP Note.

On February 25, 1999, LVMH filed a petition with the Enterprise Chamber of the Court of Appeals in Amsterdam (the "Court"), challenging the implementation by the Company of the ESOP and the financing by Gucci for the purchase of Common Shares pursuant to the ESOP Note. In the petition, LVMH asked the Court to institute an investigation into the Company's management practices. Although the Court noted in its decision on May

27, 1999 (after two earlier interim judgments), that Gucci had the right to take measures to prevent a major competitor from securing a dominant or substantial degree of control without making an offer for all Common Shares, the Court cancelled the ESOP, concluding that the structure of the ESOP had granted voting rights disproportionate to the economic interests of the ESOP participants. The Court did not order any further investigation at that time. An English translation of the Court's decision was filed with the U.S. Securities and Exchange Commission (the "SEC") on Form 6-K on June 1, 1999, and is available at the offices of the Company. The above description of the Court's decision is qualified in its entirety by reference to the decision included as an exhibit to such Form 6-K.

(c) Gucci/PPR Strategic Alliance.

On March 19, 1999, the Company entered into a Strategic Investment Agreement (the "Strategic Investment Agreement") with Pinault-Printemps-Redoute S.A. ("PPR"), a leading French specialised distributor and retailer. The objective of the strategic alliance was to create a multi-brand luxury goods group, ideally positioned to take advantage of consolidation in the global luxury goods sector.

Under the terms of the Strategic Investment Agreement, on March 19, 1999, the Company issued 39,007,133 new Common Shares to Société Civile de Gestion Financière Marothi ("Marothi"), a wholly owned subsidiary of PPR, at a per share price of US$75.00. The Common Shares issued to PPR represented 40% of Gucci's then outstanding share capital, excluding Common Shares issued to the Employee Trust. The Strategic Investment Agreement included a five-year standstill period during which PPR agreed not to increase its shareholding in Gucci above 42% of the then outstanding Common Shares on a fully diluted basis. The Strategic Investment Agreement also included non-competition provisions, assurances of the Company's independence, a commitment by PPR to vote at the Company's General Meeting of Shareholders in favour of extending the authority granted to the Supervisory Board to issue Common Shares and corporate governance provisions designed to maintain the independence of the Company.

The Strategic Investment Agreement also provided for the expansion of the Supervisory Board from eight members to nine members, with four members nominated by PPR (such members are referred to as the "PPR Directors"; the remaining five members are referred to as the "Independent Directors"). Pursuant to the Strategic Investment Agreement, a strategic and financial committee of the Supervisory Board (the "Strategic and Financial Committee") was formed, consisting of three PPR Directors and two Independent Directors, with the Company's Chief Executive Officer serving as a non-voting ex-officio member. The Strategic and Financial Committee was formed to consider specific strategic matters outside of the ordinary course and determine whether such strategic matters should be proposed to the full Supervisory Board. Any affirmative actions continued to require the majority vote of the full Supervisory Board for implementation.

A negative finding could be overridden by the vote of at least 75% of the members of the Supervisory Board then in office.

The Strategic Investment Agreement was filed with the SEC on Form 6-K on March 24, 1999, and is available at the offices of the Company. The above description is qualified in its entirety by reference to the agreement included as an exhibit to such Form 6-K.

(d) Litigation.

Immediately following the consummation of the Company's strategic alliance with PPR, LVMH submitted a supplementary petition to the Court challenging the PPR transaction and related strategic alliance, requesting the suspension of PPR's voting rights in Gucci and asking the Court to order an inquiry into the Company's management practices. Although the Court in its decision on May 27, 1999 determined that there was mismanagement with respect to the timing of the entering into of the PPR strategic alliance, the Court rejected LVMH's petition and upheld the PPR strategic alliance. The Court noted that the Company was entitled to implement measures in order to prevent LVMH from gaining a controlling or significant say in its affairs. The Court did not order any further inquiry. An English translation of the Court's decision was filed with the SEC on Form 6-K on June 1, 1999, and is available at the offices of the Company. The above description of the Court's decision is qualified in its entirety by reference to the decision included as an exhibit to such Form 6-K.

On June 9, 1999, LVMH appealed the May 27, 1999 decision of the Court to the Dutch Supreme Court. On September 8, 1999, Gucci also appealed the Court's decision, challenging the Court's finding of mismanagement. LVMH also filed a new action before the Amsterdam District Court seeking cancellation of the Strategic Investment Agreement and the issuance of Common Shares to PPR. In March 2000, LVMH filed a second action in the Amsterdam District Court against PPR and Gucci, seeking a court order that PPR make a public offer for all Common Shares. In July 2000, LVMH filed a third action in the Amsterdam District Court against Gucci, challenging the voting at Gucci's 1999 General Meeting of Shareholders. In June 2001, LVMH filed a fourth action in the Amsterdam District Court against Gucci, challenging the voting at Gucci's 2000 General Meeting of Shareholders.

On September 27, 2000, the Dutch Supreme Court vacated the May 27, 1999 decision of the Court and remanded the case to the Court for further proceedings. The remand was based on a technical determination by the Dutch Supreme Court that the Court lacked jurisdiction to make substantive findings at a first stage in the proceedings without conducting a formal investigation. The effect of the remand was to nullify all aspects of the May 27, 1999 decision of the Court, including the findings with respect to mismanagement in the establishment of the ESOP and the timing of the PPR transaction.

On November 8, 2000, the Company and the Employee Trust agreed to unwind the ESOP.

On November 27, 2000, LVMH commenced a new action against Gucci in the Court. On March 8, 2001, the Court ordered an inquiry into the creation and the terms of the ESOP and the entering into and the terms of Gucci's strategic alliance with PPR during the period from January 1999 until May 27, 1999 (the "Inquiry"). The Company's press release announcing the Inquiry was filed with the SEC on Form 6-K on March 8, 2001, and is available at the offices of the Company.

(e) Settlement Negotiations.

In March and April of 2000, in an effort to end the litigation among the parties, PPR and LVMH entered into discussions regarding the possible purchase by PPR of the Common Shares owned by LVMH at a price of US$100 per share. Gucci, based on its rights under the Strategic Investment Agreement, did not consent to the transaction because of the absence of sufficient protection for Gucci's independent shareholders. Gucci and PPR thereafter entered into negotiations regarding the possible terms of a settlement structure that provided adequate benefits for independent shareholders.

In June 2000, the parties discussed a settlement based on a two-step offer structure. Under the proposed settlement structure, PPR would have offered to purchase all issued and outstanding Common Shares at US$100 per share in a public offer open to all shareholders. PPR would thereafter commence a second public offer, to be launched between 18 months and four years after the completion of the first offer, to all Gucci shareholders who did not tender into the first offer, at a price reflecting the fair market value of Gucci, including a control premium. Under the proposed settlement structure, LVMH would have agreed to tender all of its Common Shares into the first offer. LVMH rejected this settlement proposal because the Supervisory Board would not recommend the price per share in the first step offer on a stand-alone basis and because Tom Ford and Domenico De Sole would not publicly state that they were undecided as to whether or not to tender into the first offer.

In January 2001, LVMH informed the Court that it would accept the two-step offer as proposed by PPR in June 2000. PPR stated that it was prepared to settle with LVMH, but in light of market conditions, it was no longer prepared to make the two-step offer.

In February and March 2001, Gucci and PPR discussed settlement alternatives involving a purchase of Common Shares from LVMH alone. The parties terminated the negotiations because an acceptable structure could not be achieved.

In June 2001, the parties began discussing a new settlement structure. Discussions continued throughout the summer of 2001, culminating with the execution of the Settlement and Stock Purchase Agreement and the Restated Strategic and Investment Agreement, each dated as of September 9, 2001, described below.

2. The Settlement.

Gucci entered into the Settlement and Stock Purchase Agreement with LVMH and PPR dated as of September 9, 2001 (the "Settlement Agreement"). PPR, the Company and Marothi also entered into an Amended and Restated Strategic Investment Agreement, dated as of September 9, 2001 (the "Restated SIA" and, together with the Settlement Agreement, the "Settlement Documents"), to replace the Strategic Investment Agreement. Copies of the Settlement Documents were filed with the SEC on Form 6-K on September 12, 2001, and are available at the offices of the Company. The following description of the Settlement Agreement and the Restated SIA is qualified in its entirety by reference to the Settlement Documents included as exhibits to such Form 6-K.

Pursuant to the terms of the Settlement Agreement, on October 22, 2001, PPR purchased from LVMH 8,579,337 Common Shares, representing approximately 8.6% of Gucci's then outstanding share capital, at a price of US$94 per Common Share. On December 14, 2001, pursuant to the Settlement Agreement, Gucci paid a special cash dividend of US$7.00 per Common Share to all shareholders except PPR. PPR has also committed in the Settlement Documents to make an offer commencing on March 22, 2004 (the "Offer") to all holders of Common Shares (including LVMH with respect to Common Shares held by it at such time) to purchase their Common Shares at a price of US$101.50 per Common Share (the "Offer Price"). Gucci shareholders will be free to participate in the Offer or to hold their Common Shares and benefit from any increase in the market price of Common Shares at that time and thereafter.

As a fundamental part of the settlement package, PPR, Marothi and Gucci have entered into the Restated SIA, which maintains important safeguards for minority shareholders which apply notwithstanding PPR's owning more than 50 per cent of the Common Shares. Unless otherwise terminated pursuant to its terms, the Restated SIA expires on March 19, 2009 and amends and restates the Strategic Investment Agreement in its entirety. The terms of the Restated SIA, including a discussion of certain protections for minority shareholders and the termination provisions, are more fully described in section 2(b), commencing on page 9.

(a) Settlement and Stock Purchase Agreement.

The Settlement Agreement provided for the purchase by PPR of 8,579,337 Common Shares, representing approximately 8.6% of Gucci's then outstanding share capital, from LVMH at a price of US$94 per Common Share, and was conditioned only upon (i) the absence of any order prohibiting the consummation of the purchase, (ii) expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and (iii) receipt of an exemption from the Dutch Securities Board for the transaction or a confirmation that no exemption was required. The waiting period under the HSR Act terminated with respect to the acquisition of Common Shares by PPR on October 16, 2001. The purchase and sale of such Common Shares was consummated on October 22, 2001 (the "Initial LVMH Closing").

Pursuant to the Settlement Agreement, PPR, LVMH and Gucci dismissed all pending litigation, claims and actions with prejudice relating to, *inter alia*, the shareholdings of LVMH or PPR in the Company, the acquisitions of such shareholdings or the granting of options to Company management. The parties further released each other from any and all such present or future claims and actions and committed themselves to use reasonable best efforts to have any third parties and authorities dismiss or cease any pending or related matters. On October 26, 2001, the Court terminated the Inquiry and dismissed the proceedings relating to the Inquiry with immediate effect.

As a result of negotiations among the parties, the Settlement Agreement provided for the payment of a special cash dividend of US$7.00 per Common Share to benefit all Gucci shareholders (the "Post-Closing Dividend"). PPR waived its right to receive the Post-Closing Dividend. On December 14, 2001, the Post-Closing Dividend was paid to all holders of record as of such date, including LVMH but excluding PPR.

Pursuant to the Settlement Agreement, PPR has agreed to commence the Offer to all holders of Common Shares (including LVMH with respect to Common Shares held by it at such time) at a price of US$101.50 (the "Offer Price") per Common Share on March 22, 2004, with payment to be made on or before April 30, 2004 (such period from March 22, 2004 through April 30, 2004 being referred to herein as the "Offer Period"). If, immediately prior to the expiration of the Offer Period, the Common Shares not tendered in the Offer and the Common Shares issuable upon exercise of outstanding options granted to employees of Gucci to purchase Common Shares constitute less than the greater of (1) 15% of the then-outstanding Common Shares and (2) 15 million Common Shares, PPR will provide a subsequent offering period of no less than 10 days following its acceptance for payment of Common Shares tendered in the initial offering period (the "Subsequent Offering Period") (as contemplated by Rule 14d-11 under the U.S. Securities Exchange Act of 1934, as amended). The Offer Price will not be adjusted to take account of any ordinary dividend declared and paid by the Company prior to the commencement of the Offer. An adjustment in the Offer Price, if any, to take account of any special dividends (other than the Post-Closing Dividend) declared and paid prior to the consummation of the Offer Period will be determined in the sole discretion of the Independent Directors, with any such reduction not to exceed the present value of any such special dividend.

PPR's commitment to commence the Offer is subject only to there being no statute, rule, regulation or order or injunction of a court of competent jurisdiction or other governmental entity precluding the commencement, making or consummation of the Offer. If the commencement of the Offer is so precluded, PPR is required to promptly implement an alternative transaction having the same economic result for the Company's shareholders as that which would have resulted from the consummation of the Offer. LVMH and the Company would have the right to seek monetary damages from PPR if it fails to honor its obligations under the Settlement Agreement. In addition, LVMH and the Company are each entitled to seek specific performance of the agreement, including an injunction to require PPR to commence the Offer and purchase the Common Shares in accordance with the terms of the Settlement Agreement. Moreover, under the Restated SIA (as described below) the Company may unilaterally dilute PPR's stake should it fail to commence the Offer.

PPR may delay the commencement of the Offer for a maximum of six months upon the occurrence of a Force Majeure Event, *provided that* PPR may only defer the Offer for so long as the Force Majeure Event exists and the existence of such event must be confirmed by a majority of the Independent Directors. The Settlement Agreement defines a Force Majeure Event as any of the following: (1) trading generally shall have been suspended or materially limited on or by, as the case may be, the New York Stock Exchange, (the "NYSE"), Euronext Amsterdam N.V. (the "Amsterdam Stock Exchange") or the Paris Bourse, (2) trading of any securities of Gucci shall have been suspended on any exchange, (3) a general moratorium on commercial banking activities in New York or Paris shall have been declared by either U.S. federal, New York or French authorities, or (4) there shall have occurred a change in the worldwide financial markets or any international calamity or crisis that in the judgment of at least a majority of the Independent Directors (after consultation with PPR), is so material and adverse as to make it impracticable to commence the Offer, *provided that* the Independent Directors shall have received the written opinion of an international investment bank to such effect. In the event of the occurrence of an event specified in clause (4) of the Force Majeure Event definition, PPR is only entitled to defer the commencement of the Offer for up to sixty days, and in any case, only for so long as such event exists and is continuing.

PPR has agreed that until the expiration of the later of the Offer Period and the completion of the Subsequent Offering Period and for so long as no less than the greater of (1) 15% of the outstanding Common Shares and (2) 15 million Common Shares remain outstanding, it will use its best efforts to cause the Company to maintain the listing of the Common Shares on the NYSE and the Amsterdam Stock Exchange.

During a standstill period expiring December 31, 2009, LVMH and its affiliates are prohibited from acquiring additional Common Shares or any other securities of Gucci and shares of the Company's subsidiaries, except by means of a tender offer by LVMH for 100% of the Common Shares which is recommended to the shareholders of the Company in writing by a majority of the members of the Supervisory Board and a majority of the Independent Directors. LVMH is also prohibited during the standstill period from taking actions to interfere with the management of the Company. LVMH has agreed that until December 31, 2009, it will act as a purely passive investor in the Company and it will not exercise any rights as a shareholder other than to receive dividends and to vote its Common Shares. In addition, LVMH has agreed that until the fifth anniversary of the Settlement Agreement, LVMH will not vote any of its Common Shares against the recommendation of the Independent Directors of the Company.

LVMH has also agreed to certain restrictions on transactions with respect to the Common Shares. LVMH has agreed that until December 31, 2009 it will not (1) sell, transfer or otherwise dispose of more than 5% of the outstanding Common Shares to a competitor of the Company, (2) sell its Common Shares (other than into the Offer) during the period commencing four months prior to the commencement of the Offer and ending on the expiration of the Offer Period (the "First Restricted Period"), (3) take any actions during the First Restricted Period which would reasonably be expected to directly or indirectly influence the price of the Common Shares during the period commencing four months prior to the commencement of the Offer and ending 30 days after the expiration of the Offer Period (the "Second Restricted Period"), (4) at any time enter into any hedging activities or forward contracts that unwind during the Second Restricted Period or (5) at any time make public announcements related to LVMH's intentions with respect to its ownership of Common Shares during the Second Restricted Period (other than an announcement of its intention whether to tender into the Offer). The Company may consent to a written request by LVMH to sell a specified number of Common Shares during the Second Restricted Period in a specified transaction which LVMH believes will have no impact on the Common Shares' trading price during the Second Restricted Period, *provided that* the Company agrees with LVMH's determination. LVMH may assign its right under the Settlement Agreement, including to a special purpose vehicle established by it to manage, hold and divest its Common Shares, *provided that* the transferee agrees in writing to be bound by the provisions of the Settlement Agreement as if it were LVMH and such assignment does not release LVMH from any of its obligations under the Settlement Agreement.

On December 17, 2001, LVMH and LVMH B.V., a limited liability company (*besloten vennootschap*) organized under the laws of The Netherlands and a subsidiary of LVMH ("LVMH B.V."), entered into a Sale, Assignment and Earn Out Agreement (the "Crédit Lyonnais Sale Agreement") with Crédit Lyonnais, a French *société anonyme* ("Crédit Lyonnais"). Pursuant to the Crédit Lyonnais Sale Agreement, on December 17, 2001, LVMH B.V. sold 11,565,648 Common Shares, representing 11.5% of Gucci's then outstanding share capital, to Crédit Lyonnais for a purchase price of approximately $89.6381 per Common Share (or an aggregate purchase price of $1,036,722,345). Upon consummation of the sale of such 11,565,648 Common Shares to Crédit Lyonnais, LVMH no longer beneficially owned any Common Shares. The Crédit Lyonnais Sale Agreement also provides for certain "earn out" payments to be made by Crédit Lyonnais to LVMH B.V. or by LVMH B.V. to Crédit Lyonnais in respect of such Common Shares, on the terms and subject to the conditions set forth in the Crédit Lyonnais Sale Agreement.

The Crédit Lyonnais Sale Agreement asserts that Crédit Lyonnais is assigned and transferred LVMH's right under the Settlement Agreement to benefit from the PPR Put and the rights attaching thereto, but none of the obligations of LVMH under the Settlement Agreement. Although PPR and Gucci have not consented to this interpretation, the Settlement Agreement remains fully binding upon the parties to the Settlement Agreement.

On December 19, 2001, LVMH filed with the SEC Amendment No. 14 to its report on Schedule 13D, with the Crédit Lyonnais Sale Agreement attached as an exhibit thereto.

The above description of the Crédit Lyonnais Sale Agreement is qualified in its entirety by reference to the Crédit Lyonnais Sale Agreement included as an exhibit to such Amendment No. 14. Crédit Lyonnais has reported its ownership of its 11,565,648 Common Shares on a Schedule 13G dated December 27, 2001.

(b) Amended and Restated Strategic Investment Agreement.

In connection with the Settlement Agreement, PPR, Marothi and the Company entered into the Restated SIA to amend and restate the existing Strategic Investment Agreement in full. In the Restated SIA, (1) PPR and the Company agreed to enter into the Settlement Agreement, (2) PPR agreed to cause the Company and the Company agreed to declare and pay the Post-Closing Dividend and (3) PPR agreed to commence the Offer on March 22, 2004 on the terms described above. In addition, the Restated SIA amends the corporate governance provisions of the existing Strategic Investment Agreement.

In the event that PPR fails to commence and complete the Offer in accordance with the terms set forth in the Restated SIA, then a majority of the Independent Directors shall have the ability to seek specific performance, sue for damages and/or distribute a stock dividend for each issued and outstanding Common Share not owned by PPR so that as a result of such stock dividend, PPR's share ownership shall be reduced to 42% of the issued and outstanding Common Shares. In the event the Independent Directors cause the Company to distribute a stock dividend, the number of Supervisory Board members nominated by PPR would be reduced by one member, the composition of the Strategic and Financial Committee would be three Independent Directors and two PPR Directors and PPR would be prohibited from acquiring additional Common Shares unless it does so pursuant to a public offer for all of the outstanding Common Shares which is recommended to the Company's shareholders by the Independent Directors.

PPR agreed that until the later of the expiration of the Offer Period and the completion of the Subsequent Offering Period and for so long as no less than the greater of (1) 15% of the outstanding Common Shares and (2) 15 million Common Shares remain outstanding, it will use its best efforts to cause the Company to maintain the listing of the Common Shares on the NYSE and the Amsterdam Stock Exchange.

PPR and the Company agreed to take necessary and appropriate actions to adopt and implement equitable arrangements for the benefit of the participants in the Company's stock option plan, including an appropriate adjustment to option exercise prices to take account of the contemplated transactions and fair participation in the Offer. Accordingly, the Supervisory Board approved a one-time extraordinary reduction of US$7.00 per share in the exercise price of the options granted under the Company's stock option plan.

Subject to the determination of the extraordinary meeting of the shareholders of Gucci, the Restated SIA provided for the expansion of the Supervisory Board from nine to ten members, comprised of five PPR Directors and five Independent Directors. The Restated SIA also entitled PPR to request, subject to the agreement of a majority of the

Independent Directors, that the number of Supervisory Board members be reduced to eight members, comprised of at least four Independent Directors and four PPR Directors. Pursuant to a request by PPR, the majority of Independent Directors agreed to reduce the Supervisory Board to eight members and Mr. Charles Mackay resigned as a member of the Supervisory Board, effective November 9, 2001. The Restated SIA provides that an Independent Director serve as the Chairman of the Supervisory Board (subject to the prior approval of the Strategic and Financial Committee). The Chairman will have no casting vote, and will have no special powers or authority. PPR has agreed to vote its Common Shares in favor of the appointment of the Independent Directors in accordance with the nominations put forward by the Independent Directors.

Following the consummation of the Offer and for the term of the Restated SIA, the Supervisory Board will be comprised of four Independent Directors and four PPR Directors, with the Chairman to be nominated by the PPR Directors and approved by a majority of the Supervisory Board, including at least two Independent Directors. In the event that the Chairman so appointed is not a then-existing Independent Director, the Independent Directors will be entitled to appoint a vice chairman of the Supervisory Board (the "Vice Chairman"). The Chairman would be required to consult with the Vice Chairman from time to time, and in any event, prior to each Supervisory Board meeting with respect to the agenda for such meeting and during Supervisory Board meetings, as appropriate. Following the consummation of the Offer, PPR will have the ability to expand the Supervisory Board of the Company by one member and nominate such additional member following at least 15 days' notice to the Independent Directors. During such notice period, the Chairman of the Supervisory Board will schedule a meeting of the Supervisory Board, and PPR will consult with the Independent Directors. If the decision is taken to expand the Supervisory Board, a shareholders' meeting will be noticed promptly and the matter will be submitted to shareholders of the Company for a vote.

With respect to a matter raised during a Supervisory Board meeting which gives rise to a potential conflict of interest between the Company and PPR, any Independent Director may identify such a potential conflict of interest for review by the Independent Directors. The determination of a conflict of interest will be made solely by the Independent Directors acting with the advice of counsel and through a majority vote to be held either during the meeting if the matter has been noticed to the Supervisory Board at least 15 days prior to such meeting or during the period commencing with the Supervisory Board meeting at which the matter is first proposed and concluding as promptly as possible depending upon the urgency of the matter and in any event not more than 15 days thereafter at the next Supervisory Board meeting. If the Independent Directors reasonably conclude that there is a conflict of interest, the PPR Directors will abstain from voting on the matter. Any such determination by the Independent Directors will be subject to PPR's ability to dispute such determination in arbitration. If the Independent Directors reasonably conclude that there is no conflict of interest, the PPR Directors may vote on the matter.

Pursuant to the Restated SIA, a quorum of the Supervisory Board requires at least one Independent Director and one PPR Director. Except as otherwise described above or below, approval of a resolution of the Supervisory Board requires the affirmative vote of a majority of the members of the Supervisory Board.

The Supervisory Board will continue to maintain the Strategic and Financial Committee, consisting of three PPR Directors and two Independent Directors. The Strategic and Financial Committee will discuss and approve certain matters prior to their submission to the full Supervisory Board for approval, including the Company's strategic plan; certain investments, strategic acquisitions and dispositions; certain capital expenditures and incurrence of debt outside the ordinary course of business; changes in the Company's capital structure; any amendment to the Company's Articles of Association or the rules of the Supervisory Board; any legal mergers, demergers, spinoffs, dissolutions and applications relating to bankruptcy or reorganizations and the appointment of the Chairman of the Supervisory Board. Managing Directors will be nominated by the Independent Directors and approved by the Strategic and Financial Committee. If not approved by the Strategic and Financial Committee, the matters described above must be approved by at least 75% of the members of the Supervisory Board then in office in order to take effect.

The Restated SIA provides that prior to December 31, 2004, PPR may not sell or transfer any Common Shares except with the prior consent of a majority of the Independent Directors, except to its affiliates under certain conditions and except in connection with a public offer for 100% of the Common Shares by a third party which offer has been recommended to the Company's shareholders by the Supervisory Board. After December 31, 2004, PPR may sell or transfer Common Shares following due consultation with the Independent Directors.

In the event of sales or transfers by PPR of Common Shares following December 31, 2004, the governance arrangements described above are subject to the following modifications. If following a sale or transfer PPR does not own at least 50% of the then-outstanding Common Shares, then (1) the Independent Directors will be entitled to appoint a new Chairman from among the then existing Independent Directors and (2) PPR will forfeit its contractual right to expand the Supervisory Board by one member and nominate an additional Supervisory Director. If PPR has exercised that right prior to the sale or transfer, then PPR will take all action to cause one PPR Director to resign and the Supervisory Board will be reduced to four PPR Directors and four Independent Directors. If following a sale or transfer PPR does not own at least 30% of the then-outstanding Common Shares, then the Supervisory Board will have the option to dissolve the Strategic and Financial Committee or take all actions to procure that the Independent Directors comprise a majority of the Strategic and Financial Committee.

As long as PPR owns at least 20% of the then-outstanding Common Shares, PPR will be entitled to nominate one member of the Supervisory Board. As long as PPR owns at least 30% of the then-outstanding Common Shares, PPR will be entitled to nominate three members of the Supervisory Board. As long as PPR owns at least 40% of the then-outstanding Common Shares, PPR will be entitled to nominate four members of the Supervisory Board.

During a standstill period lasting until the expiration of the Restated SIA, PPR and its affiliates are subject to certain limitations and restrictions regarding acquisitions of additional Common Shares, except in certain circumstances set forth in the Restated SIA. PPR is permitted to purchase Common Shares if as a result of such acquisition, the Company's shareholders (other than PPR and its affiliates) own no less than the greater of (1) 30% of the then-outstanding Common Shares and (2) 30 million Common Shares. PPR is prohibited from purchasing Common Shares during the period beginning four months prior to the commencement of the Offer and ending on the last day of the Offer Period, other than Common Shares purchased pursuant to the Offer.

The Restated SIA also includes certain non-competition provisions, assurances of the Company's independence, a commitment to support the existing manufacturing operations and employee base and a commitment not to solicit Company employees. Before PPR and its affiliates can carry on a competing business in the fashion clothing and luxury goods industry, apart from the activities conducted by the PPR Group as of the date of the Restated SIA, such competing business must first be presented to the Company in accordance with the terms of the Restated SIA.

The Restated SIA terminates on the earliest of (1) March 19, 2009, (2) such date following the consummation of the Offer such that fewer than the greater of (a) 15% of the then-outstanding Common Shares and (b) 15 million Common Shares are held by shareholders other than PPR and its affiliates, (3) such time prior to March 19, 2009 as PPR consummates a tender offer, other than the Offer, for 100% of the then-outstanding Common Shares, which is recommended to the shareholders by a majority of the Independent Directors and (4) such time as the Settlement Agreement ceases to be in full force and effect other than pursuant to the terms thereof, *provided that* in such case PPR, the Company and Marothi shall agree to be bound by the initial Strategic Investment Agreement.

(c) Letter of Credit.

PPR's commitment to consummate the Initial LVMH Closing was subject to the receipt of an exemption from the Dutch Securities Act granted by the Dutch Securities Board or confirmation that no such exemption was required. Gucci, PPR and LVMH announced jointly on September 21, 2001, that the Dutch Securities Board had granted such exemption (the "Exemption"), as more fully described in section 5(b) of this Information Circular. On the basis of its discussions with the Dutch Securities Board and with a view to facilitating the completion of the settlement of the pending litigation, claims and actions, Gucci offered to procure a letter of credit for the benefit of shareholders other than PPR and LVMH in the amount of US$230,000,000 (the "Letter of Credit"), which is in addition to the other protections available to LVMH and Gucci under the Settlement Agreement.

On October 22, 2001, Citibank, N.A. (Milan Branch) issued an irrevocable letter of credit in an amount not to exceed US$230,000,000, which will be available to all Gucci shareholders, other than PPR and LVMH, in the event that PPR fails to consummate the Offer in accordance with the terms of the Restated SIA. KAS Associatie N.V. is the beneficiary of the Letter of Credit and has agreed to act at paying agent for the benefit of all Gucci shareholders, other than PPR and LVMH.

Funds will be available under the Letter of Credit upon a written demand for payment by Mr. Adrian Bellamy, the Chairman of the Supervisory Board of Gucci, or if Mr. Adrian Bellamy is not the Chairman of the Supervisory Board at the time such demand is made, upon a letter duly signed by a majority of the Independent Directors, stating that PPR has failed to consummate an offer to acquire all outstanding ordinary shares of Gucci (other than those owned by PPR) in accordance with the Restated SIA. The Letter of Credit became effective on the date of the Initial LVMH Closing and will expire on November 1, 2004.

A copy of the Letter of Credit is available at the offices of the Company.

3. Certain Pertinent Information with respect to PPR.

PPR is a *société anonyme* organized and existing under the laws of France, with its registered office at 18, place Henri Bergson 75008 Paris.

(a) Business Description.

PPR is a leading French specialized distributor and retailer which progressively expanded into the retail sector during the 1990's and had sales of €24.8 billion (FRF162.4 billion) in 2000. PPR has built up four operating divisions around leading companies and recognized brands. The four divisions are: Retail, Credit and Financial Services, Business to Business and Luxury Goods. PPR's Retail brands include Printemps, Conforama, Redcats and Fnac. PPR provides its Credit and Financial Services through Finaref. PPR provides its Business to Business services through Rexel, Pinault Bois & Matériaux, Guilbert and CFAO. PPR's Luxury Goods brands include Gucci, Yves Saint Laurent, Sergio Rossi, Boucheron, Bédat & Co, Alexander McQueen, Bottega Veneta and Balenciaga. PPR employs 110,000 people in more than 60 countries, and has 50 million wholesale and retail customers worldwide.

The Retail division regroups multi-channel retail chains with strong leadership positions in France and Europe. It covers a complete array of retail formats and distribution channels, including department stores (Printemps), specialist superstores trading in downtown (Fnac) or out-of-town (Conforama) locations, home shopping (Redcats) and e-commerce. Retail offerings include clothing and accessories, furniture and household goods, electronics and electrical goods, consumer services, leisure and entertainment.

The Credit and Financial Services division markets a portfolio of credit, insurance and savings products to clients of the Group's retail companies and to clients of other partners in France and in international markets. It has operations in eight countries.

The Business to Business division is active in four wholesale markets: worldwide distribution of electrical equipment with Rexel, timber and building materials with Pinault Bois & Matériaux in France, office furniture and supplies with Guilbert, which is primarily active in Europe, and international trading in Africa and the French overseas departments and territories with CFAO. This division serves a client base of tradesmen and contractors, small and mid-sized enterprises, corporate accounts and government agencies.

The Luxury Goods division built around Gucci federates unique prestigious brands. Its businesses design, manufacture and distribute high-quality luxury goods, including notably ready-to-wear and accessories, leather goods, timepieces, jewelry and fragrances. The multi-brand division is the world's number three in luxury goods.

(b) PPR Financial Information.

The summary financial information set forth below is qualified in its entirety by reference to PPR's 2000 Annual Report, as well as the 1996, 1997, 1998 and 1999 annual reports, copies of which are available at the offices of PPR. These annual reports include the auditors' reports relating to the consolidated financial statements for the relevant financial years.

Financial Highlights *(In millions of French Francs, except per share and share amounts)*	For the year ended December 31,				
	2000*	1999*	1998	1997	1996
Revenues (Net Sales):					
Retail	69,863	61,289	55,862	48,849	45,978
Credit and Financial Services	4,861	4,344			
Business to Business	72,182	57,270	52,557	40,452	34,535
Luxury Goods	14,497	5,151			
Internet	1,280	248	45	12	
Eliminations	-260	-198	-135	-134	-119
Total	**162,423**	**128,104**	**108,329**	**89,179**	**80,394**
Earnings Data:					
Revenues (Net Sales)	162,423	128,104	108,329	89,179	80,394
Gross margin	62,889	48,578	37,310	29,263	26,263
%	38.7%	37.9%	34.4%	32.8%	32.7%
Operating expenses	50,510	38,875	31,333	24,966	22,723
Operating income	12,379	9,703	5,977	4,297	3,540
%	7.6%	7.6%	5.5%	4.8%	4.4%
Amortization of goodwill	-778	-637	-451	-261	-225
Net income	5,031	4,123	3,331	2,853	2,065
Earnings per share - diluted (in FF)	41.79	34.75	28,27 **	126.6	91.8
Balance Sheet Data					
Net working capital	41,697	37,065	7,311	5,612	3,264
of which customer loans	34,406	30,202	0	0	0
of which inventories	24,005	19,304	16,410	13,401	11,677
Shareholders' equity	48,406	41,313	24,322	19,944	17,751
Net financial debt (excluding customer loans)	35,994	19,952	20,216	13,866	10,865
Financing of customer loans	34,406	30,202			
Total assets	208,001	172,696	82,725	67,677	57,389
Capital expenditures	4,801	3,659	2,417	1,758	1,338
Other Information					
Average number of employees***	97,394	79,430	69,690	59,501	57,241

Number of employees at year-end	110,862	89,178	80,129	63,301	62,842
Dividend per share	14.30	11.68	9.45 **	39.00	32.00
Weighted average number of common shares – diluted	124,064,133	120,962,293	117 966 409**	22,534,664	22,492,895

* New Accounting Standards applicable in France (1996 to 1998 data not restated)

**Following the five-for-one stock split (July 17,1998)

***Full time equivalent

(c) Statement of PPR's Auditors.

We have audited, in accordance with auditing standards generally accepted in France, the consolidated financial statements of Pinault-Printemps-Redoute S.A. for the years ended December 31, 1996, 1997, 1998, 1999 and 2000 (not presented herein), which were prepared in accordance with accounting standards generally accepted in France and approved by the Management Board. We expressed unqualified opinions on these consolidated financial statements. Our unqualified report for the year ended 31 December 2000 includes an emphasis paragraph regarding the changes in accounting principles as of January 1, 2000 resulting from the application of the new French accounting standard on Consolidation ("*Comité de la Réglementation Comptable* " réglement 99-02).

In our opinion, the figures presented as summary financial information for the years ended 31 December 1996, 1997, 1998, 1999 and 2000 on pages 15 and 16 of the Information Circular have been correctly derived from these consolidated financial statements. For a better understanding of the company's financial position and results and of the scope of our audit, the summary financial information should be read in conjunction with the consolidated financial statements from which the summary financial information have been derived and our auditors' report thereon.

Paris, January 31, 2002
The Auditors

KPMG AUDIT
Département de KPMG S.A.

Gérard RIVIERE

DELOITTE TOUCHE TOHMATSU

Didier TAUPIN

(d) PPR 2001 Results.

Attached as Annex A is PPR's press release dated January 22, 2002 containing PPR's 2001 results.

(e) PPR Price Range of Shares.

Stock Price Information	• **Stock Exchange**	
Fiscal Quarter	*High*	*Low*
1998		
First	Euro 146.05	Euro 97.9
Second	166.47	125.28
Third	164.04	123.48
Fourth	162.82	109.61
1999		
First	178	134.4
Second	174	143
Third	181	148.5
Fourth	264.8	161.4
2000		
First	268	188
Second	241.3	189.6
Third	234.8	195.2
Fourth	228.9	185.2
2001		
First	235.3	183.3
Second	213.8	166.2
Third	176.8	97.05
Fourth	156.9	111.2
2002		
First (through 1/25/02)	154.7	120.9

(f) Major Shareholders of PPR.

The following table sets forth information as of September 30, 2001, with respect to the beneficial ownership of the outstanding share capital and voting rights of PPR by the only shareholder known by PPR to own beneficially more than 5% of the outstanding share capital of PPR.

Name	**Percentages of Share Capital**	**Percentages of Voting Rights**
Artémis (groupe)	43.9	58.5

4. Certain Pertinent Information with respect to Gucci

Gucci is a public limited liability company (*naamloze vennootschap*) incorporated and existing under the laws of the Netherlands with its registered office at Rembrandt Tower, Amstelplein 1, 1096 HA Amsterdam, The Netherlands.

(a) Business Description

The Gucci Group is one of the world's leading multi-brand luxury goods companies. Through the Gucci, Yves Saint Laurent, Sergio Rossi, Boucheron, Roger & Gallet, Bédat & Co., Alexander McQueen, Stella McCartney, Bottega Veneta and Balenciaga brands, it designs, produces and distributes high-quality personal luxury goods, including leather goods, fragrances, ready-to-wear, shoes, timepieces, cosmetics and jewelry. The Group's retail network includes directly-operated stores throughout the world, while wholesale distribution includes franchise stores and points of sale in duty free, department and specialty stores.

The Company's activities are divided into five segments: Gucci Fashion and Accessories; Luxury Timepieces; YSL Beauté; Yves Saint Laurent; and Other Operations. A detailed discussion of the Company's businesses appears in the 2000 Annual Report to Shareholders (the "2000 Annual Report"), available at the offices of the Company.

- Gucci Fashion and Accessories produces and distributes leather goods (handbags; small leather goods; luggage), ready-to-wear, shoes, ties and scarves and jewelry. All merchandise is produced nearly exclusively in Italy and is sold primarily through directly operated stores as well as through limited wholesale distribution channels including mono-brand franchise stores, fine travel retailers and luxury department and specialty stores throughout the world. Gucci's licensees manufacture and distribute eyewear, perfume and men's ready-to-wear.

- Luxury Timepieces produces in Switzerland and distributes globally Gucci brand watches. Luxury Timepieces operates distribution affiliates in all major markets and sells to a select number of high-end watch and department stores around the world.

- YSL Beauté manufactures and distributes Yves Saint Laurent perfumes and cosmetics, Roger & Gallet toiletries as well as perfumes and cosmetics under license for Oscar de la Renta, Van Cleef & Arpels and Fendi. YSL Beauté is fully integrated, with manufacturing facilities in France and 15 distribution affiliates. YSL Beauté sells to select department and specialty stores and duty free retailers and uses distribution agents to reach the smaller markets not covered by its affiliates.

- Yves Saint Laurent products include principally women's and men's ready-to-wear and accessories. Yves Saint Laurent distributes through directly operated and franchised stores in Europe, the United States and Asia, and through points of sale in department and specialty stores. Yves Saint Laurent licenses the rights to manufacture and distribute certain products, including men's apparel, accessories and eyewear.

- Sergio Rossi is one of the leading Italian designers, producers and distributors of luxury women's footwear. In addition to women's shoes, Sergio Rossi produces and distributes handbags and men's footwear. Sergio Rossi distributes through department and specialty stores, directly operated stores and franchisees.

- Boucheron products include fine jewelry, prestige watches and perfumes. Boucheron distributes jewelry principally through directly operated stores, including its flagship store in Place Vendôme, Paris, and timepieces through both its directly operated stores and prestige specialty retailers. Boucheron distributes perfume and cosmetics through affiliates in the United States and France and through wholesale agents in other markets.

- Bédat & Co. is a young Swiss watch brand. Situated in the upper end of the luxury timepiece market, Bédat & Co. watches are sold primarily in a select number of points of sale in the United States and were recently launched in Italy and Japan. Distribution to other markets is planned.

- Gucci announced a partnership with designer Alexander McQueen in December 2000 to develop the luxury designer label "Alexander McQueen". Gucci acquired 51% of the business, with Mr. McQueen holding the balance. Women's and men's ready to wear and accessories are sold through luxury wholesale channels, as well as through a directly operated store in Tokyo and a shop in London. The company plans to open directly operated stores in key fashion capitals of the world over the next few years. Alexander McQueen has licensed the right to manufacture and distribute fragrances under the Alexander McQueen name to YSL Beauté.

- Gucci entered into an agreement with designer Stella McCartney in April 2001 to develop the "Stella McCartney" label as a luxury global brand, focused on women's ready to wear and accessories. Stella McCartney Ltd. is owned 50% by Gucci Group and 50% by Ms. McCartney. Distribution is planned through directly operated stores and selected luxury wholesale channels. Stella McCartney Ltd. has licensed the right to manufacture and distribute fragrances under the Stella McCartney name to YSL Beauté.

- Balenciaga produces and distributes women's ready to wear and accessories, building on its exceptional fashion heritage. Balenciaga distributes through a directly operated store in Paris and through selected luxury wholesale channels. The company plans to open flagship stores in the world's fashion capitals.

- Bottega Veneta is an Italian designer, producer and distributor of women's handbags, shoes and luxury leather products. Bottega Veneta distributes through department stores, specialty stores and directly operated stores.

(b) Gucci Financial Information

Set forth below is summary financial information for the Gucci Group for each of the last five years. The summary financial information is qualified in its entirety by reference to the 2000 Annual Report and the annual reports for 1996 through 1999, copies of which are available at the offices of Gucci.

Financial Highlights (In millions of US Dollars, except per share and share amounts)	For the fiscal year,				
	2000	1999	1998	1997	1996
Revenues:					
Gucci Division (excluding Timepieces)......	**1,293.9**	987.5	853.7	942.3	880.7
Gucci timepieces....................................	**198.0**	199.5	188.8	33.1	-
YSL Beauté	**535.3**	31.6	-	-	-
Other operations	**231.3**	17.5	-	-	-
Total	**2,258.5**	1,236.1	1,042.5	975.4	880.7
Earnings Data:					
Revenues	**2,258.5**	1,236.1	1,042.5	975.4	880.7
Gross profit...	**1,568.7**	831.1	693.0	611.4	568.2
Operating expenses....................................	**1,160.3**	557.9	446.5	374.1	329.1
Goodwill and trademark amortization	**83.2**	9.5	6.4	0.8	-
Operating profit	**325.2**	263.7	240.1	236.5	239.1
Net income	**336.7**	330.3	195.0	189.4	168.4
Net income per share – diluted	**3.31**	3.48	3.28	3.09	2.76
Weighted average number of common shares – diluted	**101,590,732**	94,869,232	59,499,347	61,346,220	61,101,840
Margins:					
Gross margin:	**69.5%**	67.2%	66.5%	62.7%	64.5%
Operating margin..	**14.4%**	21.3%	23.0%	24.2%	27.1%
Balance Sheet Data:					
Total assets	**6,299.1**	5,551.7	914.1	709.6	609.4
Cash, net of short-term debt........................	**3,001.4**	2,404.8	111.6	88.5	204.6
Inventories	**330.6**	250.7	157.2	162.8	135.0
Working capital*	**204.1**	224.6	148.2	133.6	53.8
Capital expenditures	**282.7**	95.7	92.0	86.3	40.1
Long-term debt...	**911.9**	143.2	17.3	-	-
Shareholders' equity....................................	**4,113.0**	3,861.4	577.2	460.8	327.0
Other Information:					
Average number of employees**	**8,892**	3,508	2,660	1,954	1,504
Dividend per share......................................	**0.50**	0.45	0.40	0.40	0.40

* Excluding cash and short-term debt
** Full time equivalent

(c) Auditors' Report.

In our opinion, the consolidated financial information for Gucci Group N.V. for the years 2000, 1999, 1998, 1997 and 1996, as included in this Information Circular on page 21, is consistent, in all material respects, with the annual accounts for those years from which it has directly or indirectly been derived. We issued unqualified auditors' reports on these annual accounts on May 8, 2001, May 9, 2000, May 11, 1999, March 13, 1998 and March 21, 1997.

For a better understanding of the company's financial position and results and of the scope of our audit, the consolidated financial information should be read in conjunction with the annual accounts from which it has directly or indirectly been derived and our auditors' reports thereon.

Amsterdam, January 31, 2002
PricewaterhouseCoopers N.V.

(d) Gucci Price Range of Shares.

The Common Shares are traded on the Amsterdam Stock Exchange under the symbol "GCCI.AS", and on the NYSE under the symbol "GUC".

Stock Price Information	**New York Stock Exchange**				**Amsterdam Stock Exchange**			
Fiscal Quarter		*High*		*Low*		*High*		*Low*
1998								
First	US$	51.375	US$	38.375	Euro	47.6	Euro	35.6
Second		57.875		46.375		53.1		40.8
Third		46.9375		31.5		44.4		26.1
Fourth		75.25		37		65.0		31.2
1999								
First		85.5		63.5		78.8		56.6
Second		76.125		61		74.5		60.3
Third		89.625		71.875		86.9		67.0
Fourth		121.5		77		121.9		74.1
2000								
First		116.1875		72.9375		119.0		77.0
Second		101.375		78.625		98.5		86.6
Third		105.375		92.5		122.0		101.5
Fourth		104.5		79.1875		121.0		81.4
2001								
First		94.7		73.7		102.0		81.55
Second		93.75		78.25		109.1		89.3
Third		88.6		66.75		101.5		66.55
Fourth (through 1/25/02)		92.1		82.52		103.5		92.35

(e) Major Shareholders of Gucci.

The following table sets forth information with respect to the beneficial ownership of the outstanding Common Shares and voting rights by shareholders known by Gucci to own beneficially more than 5% of the Common Shares.

Name	**Common Shares**	**Percentages of Share Capital**[(2)]	**Percentages of Voting Rights**
PPR	53,278,461	53.2	53.2
Crédit Lyonnais[(1)]	11,600,977	11.6	11.6

[(1)] As reported by Crédit Lyonnais on its Schedule 13D filed with the SEC on December 27, 2001.
[(2)] As of October 31, 2001, Gucci had 100,135,484 Common Shares outstanding.

5. Availability of Additional Information; Applicability of Dutch Public Offer Rules

(a) Financial Reporting.

Pursuant to the Exemption, until such time as the Offer is consummated, each of PPR and Gucci will include a description of PPR's obligations regarding the Offer in their respective annual financial statements. PPR currently publishes its financial information pursuant to French stock exchange regulations. Gucci will make such financial information available through its website and at its offices in Amsterdam. PPR will make an announcement if and when the credit worthiness of PPR, as indicated by reputable rating agencies, is adjusted upwards or downwards.

(b) Applicability of Dutch Public Offer Rules.

The Dutch Securities Board is of the view that the Settlement Agreement triggers the applicability of the Dutch public bid rules set forth in the Dutch Securities Act and the rules and regulations promulgated thereunder. Because the Settlement Agreement provides that the Offer will not be commenced until 2004, the Dutch Securities Board granted the Exemption from the requirements of article 9g paragraph 3 and article 9h paragraph 2 of the Supervision of Securities Trade Decree 1995. The Dutch Securities Board has informed Gucci and PPR that it based its decision to grant the Exemption upon the following factors:

1. PPR and Gucci entered into in Settlement Agreement in the interest of all parties involved and in the interest of the independent shareholders as described in this Information Circular.

2. PPR and Gucci committed to publish this Information Circular which would include a description of the various components of the Settlement Agreement, as well as certain financial information in respect of both PPR and Gucci.

3. PPR committed to publish an offer document (the "Offer Document") in 2004 complying with the Dutch Securities Act (and the rules and regulations promulgated pursuant thereto) in accordance with the terms of the Settlement Agreement.

4. PPR committed to extend the disclosure of financial information required to be made pursuant to the French Euronext rules to the Dutch market, and Gucci committed to provide a link on the Gucci website to any such financial information disclosed by PPR and both PPR and Gucci committed to refer to the Offer in their respective annual reports.

5. PPR has a long-term credit rating of BBB and PPR committed to make a public announcement if and when the PPR credit rating, as quoted by the leading rating agencies, is adjusted.

6. The Settlement Agreement contains strict obligations and sanctions to ensure the performance of PPR under the Restated SIA and the Settlement Agreement.

7. Gucci has provided the Letter of Credit for the benefit of the shareholders of Gucci, except for PPR and LVMH.

Subject to the provisions of the Settlement Agreement, it is currently anticipated that the Offer Document will be published and made generally available on or shortly before March 22, 2004. Prior to the publication of the Offer Document, PPR and Gucci will announce where copies of the Offer Document can be obtained. After such announcement and at least eight days before the end of the Offer Period, Gucci will convene an Extraordinary General Meeting of Shareholders to discuss the Offer.

ANNEX A

PINAULT
PRINTEMPS-REDOUTE

Paris, January 22, 2002

PRESS RELEASE

2001 consolidated sales up 12.3% to € 27.8 billion

- Pinault-Printemps-Redoute 2001 consolidated sales were up 12.3% to € 27,798.5 million.

- On a comparable structure and exchange rate basis, sales growth was 2.6%.

  The main growth drivers in 2001 were Retail (up 4.8%), Luxury Goods (up 6.2% for the period between November 2000 and October 2001), and Credit and Financial Services (up 10.1%). Sales dipped by 0.4% for the Business to Business division.

- On a comparable basis, Q4 sales were down 0.4%, with a 1.2% growth in October and a marked reversing trend during November and December, the year's most important months, with a decline of 2%.

- Excluding North America, consolidated sales rose by 5.5% on a comparable basis for the year. In North America, 2001 sales fell 7.5% on a comparable basis, including a decline of more than 15% in November and December 2001

- Sales for Pinault-Printemps-Redoute include the deferred impact of major acquisitions made in 2000 for the Business to Business division (Westburne acquired by Rexel, and the European activities of Boise Cascade Office Products acquired by Guilbert) and the Luxury goods division (principaly YSL Beauté and Boucheron), as well as the consolidation in 2001 of the Italian distributor, Emmezeta, further to Conforama's acquisition of a majority interest in the company.

  Changes in the scope of consolidation contributed € 2,343.3 million to 2001 sales. The overall exchange rate effect during the period was negative, in an amount of € 14.8 million.

- International sales were up 16.8% to stand at € 15,201.9 million, representing 54.7% of total consolidated sales, compared with 52.5% in 2000.

- Internet sales were multiplied by 2.3 to achieve € 458 million.

In million of euros	31/12/01	31/12/00 Actual	31/12/00 Comparable	Change Actual	Change Comparable
Printemps	889.0	855.9	855.9	+3.9%	+3.9%
Conforama	2 897.2	2 124.4	2 698.8	+36.4%	+7.4%
Redcats	4 784.7	4 833.8	4 860.1	-1.0%	-1.6%
Fnac	3 347.4	2 932.5	2 970.3	+14.1%	+12.7%
Orcanta	34.8	24.8	24.8	+40.3%	+40.3%
Retail	**11 953.1**	**10 771.4**	**11 409.9**	**+11.0%**	**+4.8%**
Luxury goods	**2 541.6**	**2 210.1**	**2 392.3**	**+15.0%**	**+6.2%**
Rexel	7 958.3	7 109.9	8 260.0	+11.9%	-3.7%
Pinault Bois & Matériaux	1 287.2	1 183.7	1 295.7	+8.7%	-0.7%
Guilbert	1 797.2	1 515.5	1 722.7	+18.6%	+4.3%
CFAO	1 477.2	1 247.2	1 293.6	+18.4%	+14.2%
Business to Business	**12 519.9**	**11 056.3**	**12 572.0**	**+13.2%**	**-0.4%**
Credit and Financial Services	**799.8**	**741.1**	**726.6**	**+7.9%**	**+10.1%**
Miscellaneaous	**23.6**	**22.0**	**22.7**	**+7.3%**	**+4.0%**
(Inter-company sales)	*(39.5)*	*(39.7)*	*(33.8)*	ns	ns
TOTAL	**27 798.5**	**24 761.2**	**27 089.7**	**+12.3%**	**+2.6%**

- Retail division

Retail division sales were up 11% in actual terms for 2001. On a comparable basis, sales were sustained, with overall growth of 4.8%. Excluding North America the increase was nearly 7%.

Printemps sales rose 3.9% on both an actual and comparable basis. Despite fewer international customers during the fourth quarter of 2001, the department stores posted a 2.9% increase in sales. The activity of Made in Sport was consolidated for the full year in 2001.

Conforama sales were up 36.4%, boosted by changes in the scope of consolidation, particularly in relation to Emmezeta and to a lesser extent, to the affiliates Gerstenhaber and DIF. On a comparable basis, the increase in sales was 7.4%. In France, Conforama sales rose 9.5% on an actual basis and the company gained new market share in furniture. International sales represented 31% of the total in 2001, compared with 14% in 2000, with the main growth drivers Switzerland and Taiwan which both recorded double-digit growth.

Redcats sales dipped by 1%. Excluding Brylane and Redoute US in North America, sales rose 1.1% on a comparable basis. The positive impact of dynamic international business, particularly for the international of Redoute, Movitex (Edmée, Daxon) and Ellos, was offset by lower performance in the French market. The specialist companies, however, continued their expansion. Internet sales were multiplied by 2.4 year-on-year, and now represent 5.4% of the total, compared with 2.2% in 2000.

Overall 2001 sales for **Fnac** rose 14.1% in actual terms and 12.7% on a comparable basis, including a 13% increase in the fourth quarter. Growth for the French stores totaled 8.5%, boosted by a double-digit increase in sales of books and music. 18.8% of Fnac's sales were international in 2001, compared to 16.3% in 2000. This increase was particularly fueled by operations in Spain, Portugal and Brazil, all of which recorded double-digit growth.

Orcanta posted vigorous growth of 40.3% in 2001, boosted by the deferred impact of 9 store openings in 2000 and the stepped-up pace of openings in 2001. At December 31, 2001 Orcanta had a network of 62 stores.

- Luxury Goods division (November 2000 through October 2001)

Luxury Goods sales expanded 15% in actual terms and 6.2% on a comparable basis, despite the slowdown felt in the last quarter. This increase reflects changes in group structure amounting to €187.9 million, essentially the deferred impact of the consolidation of YSL Beauté, Boucheron and Bottega Veneta as well as of Yves Saint Laurent, Sergio Rossi, Di Modolo, Bédat and Balenciaga. Excluding North America, sales growth came to 18.3% in actual terms and 10.9% on a comparable basis.

- Business to Business division

The Business to Business division was particularly affected by the economic slowdown in the United States and to a lesser extent in Europe, and reported a 0.4% decline in sales on a comparable basis. Excluding North America, sales edged up by 2.8%, but a 3.2% decline in November and December 2001. In actual terms, sales growth was 13.2%.

Rexel sales rose 11.9% in actual terms but contracted 3.7% on a comparable basis (3.6% on a comparable day/year basis). These figures reflect the deferred impact of 2000 acquisitions (€ 926 million) and the € 233 million contributed by consolidated companies for the first time in 2001. The stability of sales outside North America demonstrates Rexel's resistance in declining markets.

Sales for **Pinault Bois et Matériaux** were up 8.7% in actual terms, reflecting the impact of acquisitions made in 2000 and 2001. The slight dip in sales on a comparable basis (-0.7 of which –0.2% in fourth quarter 2001), reflects a combination of the slowdown felt in the distribution business, sustained performance for timber importing and processing.

Reported sales for **Guilbert** rose 18.6%, boosted by the deferred impact of acquisitions made in 2000 (BCOP and Hutter) and the consolidation of Guilbert Office Products for three months during 2001. The 4.3% increase on a comparable basis was driven by double-digit growth in the mail order activity, particularly by BCOP. Bernard and Mondoffice also reported sustained growth in their businesses. Internet sales multiplied by 2.6 in 2001. Revenue for the office supplies business rose 1.5% under the impetus of buoyant UK, Spanish and Italian markets.

Reported sales for **CFAO** increased 18.4%, buoyed by sustained organic growth. On a comparable basis the increase was 14.2%. The equipment and consumer goods distribution business posted excellent performances in Central Africa (up 20.4%) and West Africa (up 21.2%). Despite a strong revenues base in 2000, growth in revenues from the distribution of pharmaceuticals remained healthy at 9.1% on a comparable basis.

- Credit and Financial Services division

Reported revenue growth was 7.9% (10.1% on a comparable basis). Performances in the division's international markets were extremely strong, particularly for Ellos which rose 11.9% on a comparable basis. Average outstanding interest-bearing loans in the consumer credit portfolio were up 4.7% on a comparable basis at end-December 2001.

Contacts

Press: Laetitia Olivier + 33 (0)1 44 90 63 80
Analysts/Investors: David Newhouse + 33 (0)1 44 90 63 23
Press website: www.pprpress.com
Analyst/Investors website: www.pprfinance.com